

SECURITIES ... 07006347
W...

SEC MAIL PROCESSING
RECEIVED
APR 12 2007
WASH, D.C. 186 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 65281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Unlimited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

456 W. O'Brien Dr, Ste 103
(No. and Street)

Hagatna, GU 96910
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence P. Martinez (671) 477-2848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – if individual, state last, first, middle name)

Dhonson Plaza, Suite B, 740 South Marine Corps Drive, Tamuning, GU 96913
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florence P. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Unlimited, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

NANCY G.V. REYES
NOTARY PUBLIC
In and For Guam, U.S.A.
My Commission Expires: June 03, 2007
P.O. Box 8282 Tamuning, Guam 96931

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accountants and Management Consultants

Grant Thornton

The Board of Directors
Advisors Unlimited

Ladies and Gentlemen:

In planning and performing our audit of the financial statements and supplementary schedules of Advisors Unlimited (the Company), for the year ended December 31, 2006, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Company is exempted from SEC Rule 15c3-3 as it meets all of the following conditions:

1. Its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
2. Its transactions as broker (agent) are limited to: (a) the sale and redemption or redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

Grant Thornton, LLP
Guam and Micronesia

Dhonson Plaza, Suite B
790 South Marine Corps Drive
Tamuning, Guam 96913
Tel: (671) 649-3807/00
Fax: (671) 649-3890

3. It promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists of additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Grant Thornton, LLP

GRANT THORNTON, LLP

Tamuning, Guam USA

February 16, 2007

ADVISORS UNLIMITED

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2006

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying notes to financial statements and auditors' report.

ADVISORS UNLIMITED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements and auditors' report.

END